

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
MAY 30 2002
152

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 28, 2002

SYNSORB Biotech Inc.
Commission File No. 0-29214
(Translation of registrant's name into English)

411 – 19th Street SE
Calgary, Alberta, Canada, T2E 6J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	Press release of SYNSORB Biotech Inc. dated May 1, 2002
2.	Press release of SYNSORB Biotech Inc. dated May 6, 2002
3.	Press release of SYNSORB Biotech Inc. dated May 7, 2002
4.	Press release of SYNSORB Biotech Inc. dated May 15, 2002
5.	Press release of SYNSORB Biotech Inc. dated May 22, 2002
6.	Press release of SYNSORB Biotech Inc. dated May 28, 2002
7.	Material Change report dated May 15, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNSORB Biotech Inc.

Dated: May 28, 2002

By: 

Jim Silye
President & CEO

Exhibit Index

SYNSORB BIOTECH INC. REMINDS SHAREHOLDERS TO VOTE THEIR PROXIES BY FRIDAY, MAY 3, 2002

Calgary, AB, Canada, May 1, 2002 – SYNSORB Biotech Inc. ("SYNSORB") (TSE: SYB), (Nasdaq: SYBB), reminds shareholders the importance of voting their proxies for SYNSORB's May 7th Annual and Special Meeting of shareholders in Calgary. In order to be considered valid, proxies must be received by 4:30pm (MDT) on Friday, May 3rd.

The Board and management of SYNSORB remain committed to returning maximum value to all shareholders, and have a significant interest in realizing future success for SYNSORB and its shareholders. Mr. Gerry Quinn, SYNSORB's Chairman of the Board, is President of the Erin Mills Investment Corporation. Mr. Quinn's personal SYNSORB holdings, coupled with the Erin Mills Investment Corporation and its shareholders, represents over 3 Million shares, or approximately 7.6% of SYNSORB's outstanding shares.

SYNSORB's current Board has endeavored to keep shareholders apprised of the Board's specific plan for the future of the Company. Mr. Quinn, Mr. Kenway and Mr. Hogg are committed to realizing value from SYNSORB's assets through the plan that they have clearly communicated to shareholders. By re-electing SYNSORB's current Board and management, shareholders can:

- Distribute at least 4,000,000 Oncolytics Biotech Inc. common shares to SYNSORB shareholders. SYNSORB is retaining 725,000 Oncolytics shares, to ensure it has sufficient working capital to protect and realize value from its remaining assets. If it does not need this source of working capital, then these shares may also be distributed to shareholders, either as shares or as cash proceeds.
- Continue aggressively marketing its manufacturing facility; offers are expected to be received during the last week of June.
- Continue negotiations to realize value for its intellectual property.
- Actively seek an appropriate merger partner to achieve a tax effective merger or transaction.

SYNSORB does not believe that Scout Capital offers appropriate value as a merger partner. Scout Capital has approached SYNSORB with detailed merger proposals to be effected through a plan of arrangement. These proposals were received on January 24 and subsequently on February 8, 2002. These plans were rejected because the Board concluded that they were not fair for all of SYNSORB's shareholders, and unfairly benefited Scout shareholders.

The Board of Directors recommends that shareholders support the Plan of Arrangement and the re-election of Mr. Quinn, Mr. Hogg and Mr. Kenway as directors, so that they can continue to execute the restructuring plan.

For further information regarding SYNSORB, please contact:

SYNSORB Biotech Inc.
Cindy Gray
Manager, Investor Relations
Tel: (403) 270-1315
Fax: (403) 283-5907
Cgray@synsorb.com

SYNSORB BIOTECH INC. REACHES AGREEMENT TO SELL MANUFACTURING FACILITY

Calgary, AB, Canada, May 6, 2002 – SYNSORB Biotech Inc. ("SYNSORB") (TSE: SYB), (Nasdaq: SYBB), announced today that on May 3, 2002, an agreement was signed with a potential purchaser of the Company's 30,000 square foot pharmaceutical manufacturing facility. The proposed sale is subject to conditions normal in commercial real estate transactions. Until conditions are fulfilled or waived, which must occur no later than May 24, 2002, SYNSORB will continue to aggressively market the property and entertain other offers.

"The Board's intent to dispose of our manufacturing facility demonstrates our commitment to executing the restructuring plan for SYNSORB, and delivering value for our shareholders," said Bill Hogg, SYNSORB's President & CEO. "Because the sale is conditional and because we are continuing to market the property, we cannot disclose the negotiated price at this time. However we believe it to be attractive given current market conditions. Upon closing we will be able to communicate the negotiated price to our shareholders."

SYNSORB expects that the sale of the manufacturing facility will require approval of shareholders voting at a meeting, which would be scheduled after all conditions are fulfilled or waived.

SYNSORB Biotech Inc. is a publicly traded company listed on both the Toronto Stock Exchange (symbol SYB) and on Nasdaq National Markets (ticker SYBB).

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include the uncertainty of future alternatives available to the Company, the future of the Company's assets and those factors detailed in the Company's registration statement on Form 20F filed with the Securities and Exchange Commission.

For further information regarding SYNSORB, please contact:

SYNSORB Biotech Inc.
Cindy Gray
Manager, Investor Relations
Tel: (403) 270-1315
Fax: (403) 283-5907
Cgray@synsorb.com

SYNSORB Biotech Inc. Shareholders Elect a New Board of Directors and Approve Plan of Arrangement

CALGARY, May 7, 2002 - SYNSORB Biotech Inc. (SYB - TSE; SYBB - Nasdaq) ("SYNSORB" or the "Company") and Scout Capital Corp. (SKT - TSX) ("Scout Capital") hereby jointly announce that the shareholders of SYNSORB elected a new Board of Directors at SYNSORB's annual and special meeting held on May 7, 2002. The new SYNSORB Board of Directors consists of five members, namely, David Tonken, Jim Silye and Tim Tycholis, who were nominees of Scout Capital, and Gerry Quinn and Bruce Kenway, who were nominees of the management of SYNSORB. Prior to the meeting, it was determined that Scout Capital had obtained sufficient votes through its proxy solicitation to elect its nominees. Scout Capital's representatives then met with certain of SYNSORB's nominees and discussed what would be in the best interests of SYNSORB's shareholders. Scout Capital requested that, in addition to Scout Capital's nominees, Gerry Quinn and Bruce Kenway continue as directors of SYNSORB. Scout Capital believes that this combination of individuals will allow the new Board of Directors to draw upon Scout Capital's experience and expertise in revitalizing companies while maintaining some continuity in the Board of Directors. Following the meeting, the new Board of Directors appointed David Tonken as Chairman of the Board, Jim Silye as President and Chief Executive Officer and Bill Hogg as Chief Financial Officer.

The shareholders of SYNSORB have also approved the plan of arrangement which was described in SYNSORB's management information circular dated April 5, 2002. Upon the implementation of the plan of arrangement, SYNSORB will distribute 4 million common shares of Oncolytics Biotech Inc. ("Oncolytics") to SYNSORB shareholders as at a record date to be determined. As well, the common shares of SYNSORB will be consolidated on the basis of 1 new share for 8 old shares. SYNSORB understands that the shareholders of Oncolytics have approved the release from escrow of 4,725,000 shares held by SYNSORB to the extent necessary to permit such distribution under the plan of arrangement.

The new Board of Directors thanks all of the shareholders of SYNSORB who participated in this exercise in shareholder democracy. The new Board of Directors intends to work hard at producing value for shareholders.

SYNSORB is a publicly traded company whose shares are listed on both The Toronto Stock Exchange (symbol: SYB) and Nasdaq National Markets (ticker: SYBB). SYNSORB's remaining assets include a 30,000 square foot pharmaceutical manufacturing facility, tax pools available to shelter future income and certain other assets, including royalty and milestone rights, and (following completion of the plan of arrangement) 725,000 Oncolytics shares.

Scout Capital is a publicly traded company whose shares are listed on the TSX Venture Exchange (symbol: SKT). Scout Capital is engaged in the business of reorganizing and revitalizing underperforming publicly traded companies.

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include the Company's inability to obtain a final court order for its plan of arrangement, the uncertainty of future alternatives available to the Company, the future of the Company's assets and those factors detailed in the Company's registration statement on Form 20F filed with the Securities and Exchange Commission.

None of the TSX Venture Exchange, The Toronto Stock Exchange or Nasdaq has reviewed, and none accepts responsibility for the adequacy or accuracy of, this press release.

For further information please contact the following:

SYNSORB Biotech Inc.
Jim Silye, President
Tel: (403) 283-5900
www.synsorb.com

Scout Capital Corp.
David L. Tonken, President
Tel: (403) 263-3653
www.scoutcapital.com

SYNSORB BIOTECH INC. UPDATES SHAREHOLDERS ON CONSOLIDATION AND DISTRIBUTION DETAILS

Company Also Reports Update on Manufacturing Facility Sale

Calgary, AB, Canada, May 15, 2002 – SYNSORB Biotech Inc. ("SYNSORB") (TSE: SYB), (Nasdaq: SYBB), today announced that as a result of the plan of arrangement becoming effective, the Company's common shares will be posted for trading at the opening of business on Thursday, May 16, 2002 on a one-for-eight consolidated basis.

In addition, shareholders who own SYNSORB shares as at the close of business on Wednesday, May 15, 2002 will be entitled to receive a distribution of Oncolytics Biotech Inc. (TSE: ONC, Nasdaq: ONCY) shares on a pro-rated basis. SYNSORB shareholders will receive 0.8065 of an Oncolytics share for each 8 pre-consolidated SYNSORB shares. SYNSORB's CUSIP number will also be changed effective May 16, 2002 to 87160V203. Holders of the new consolidated shares of SYNSORB will not be entitled to any distribution of Oncolytics shares.

SYNSORB also announced today that the previously announced offer to purchase of its 30,000 square foot pharmaceutical manufacturing facility in Calgary will not proceed. The offer was subject to certain conditions which the potential purchaser failed to meet.

"To realize maximum value for shareholders, it remains our intention to sell the facility to an organization that can utilize our state-of-the-art plant and equipment," commented Jim Silye, SYNSORB's President & CEO in making the announcement. "We will continue to focus on biotech or pharmaceutical manufacturing companies who would like to expand their operations into Calgary and benefit from the 'Alberta Advantage'."

SYNSORB Biotech Inc. is a publicly traded company listed on both the Toronto Stock Exchange (symbol SYB) and on Nasdaq National Markets (ticker SYBB).

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include the uncertainty of future alternatives available to the Company, the future of the Company's assets and those factors detailed in the Company's registration statement on Form 20F filed with the Securities and Exchange Commission.

For further information regarding SYNSORB, please contact:

SYNSORB Biotech Inc.
Cindy Gray
Manager, Investor Relations
Tel: (403) 270-1315
Fax: (403) 283-5907
Cgray@synsorb.com

SYNSORB Biotech Inc.
Jim Silye
President & CEO
Tel: (403) 283-5900
Fax: (403) 283-5907

SYNSORB Biotech Inc.

CALGARY, May 22 - (Nasdaq: SYBB) SYNSORB Biotech Inc. announces that it received a NASDAQ Staff Determination on May 16, 2002 indicating that SYNSORB fails to comply with the minimum bid price requirements for continued listing set forth in the NASDAQ market place rules and its common shares are, therefore, subject to delisting from the NASDAQ national market. SYNSORB has requested a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination. There can be no assurance the Panel will grant SYNSORB's request for continued listing.

SYNSORB Biotech Inc. is a publicly traded company listed on both the Toronto Stock Exchange (symbol SYB) and on Nasdaq National Markets (ticker SYBB).

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include the uncertainty of future alternatives available to the Company, the future of the Company's assets and those factors detailed in the Company's registration statement on Form 20F filed with the Securities and Exchange Commission.

-30-

For further information:
SYNSORB Biotech Inc.
Cindy Gray, Manager, Investor Relations,
Tel: (403) 270-1315, Fax: (403) 283-5907,
cgray@synsorb.com;

Jim Silye, President & CEO
Tel: (403) 283-5900
Fax: (403) 283-5907

NEWS RELEASE

SYNSORB BIOTECH INC. REPORTS FIRST QUARTER 2002 RESULTS

Calgary, Alberta --- May 28, 2002 - SYNSORB Biotech Inc. ("SYNSORB") (TSE:SYB, Nasdaq: SYBBD) today reported its financial results for three months ended March 31, 2002. All dollar values herein are Canadian.

During the first quarter of 2002, SYNSORB:

- Sold 1,530,800 Oncolytics shares for net proceeds of $5,482,880
- Repaid all outstanding debt
- Restructured its Board of Directors and management
- Further reduced staff levels
- Listed its manufacturing facility for sale
- Commenced the process of gaining approval to distribute no less than 4,000,000 Oncolytics shares to SYNSORB shareholders

Subsequent to the end of the quarter, SYNSORB relocated its operations to its manufacturing facility to further reduce expenditures. At its annual meeting of shareholders held after the end of the quarter, a new Board of Directors was elected and the Company gained approval to distribute 4,000,000 of its Oncolytics shares to SYNSORB shareholders. The Company retained 725,000 free-trading Oncolytics shares as a potential source of liquidity. An eight for one consolidation of SYNSORB shares was also approved at the meeting.

"During the first quarter of 2002, SYNSORB achieved many goals that can facilitate the Company moving forward with its restructuring," said Jim Silye, President and Chief Executive Officer of SYNSORB. "With no outstanding debt, full ownership of the manufacturing facility, and liquidity from the retained Oncolytics shares, SYNSORB's Board can continue our efforts to realize value from the redundant assets in the Company, including our significant tax pools."

Financial Results:

In the first quarter of 2002, SYNSORB recorded net income of $3,518,000 or $0.71 per share, compared to a net loss of $4,068,000 or $0.82 per share for the first quarter 2001. The income was experienced as a result of the gain on the sale of investment in Oncolytics, which closed in the first quarter.

The Company reported $107,000 in milestone payments and $25,000 in interest income in the first quarter, compared to interest income of $225,000 during the same period in 2001. Lowered interest income was as a result of significantly decreased cash balances through the period.

The Company's total expenses for the first quarter ended March 31, 2002 were $377,000 compared to $3,990,000 for the first quarter in 2001. The Company's first quarter operating expenses were $191,000, compared to $1,381,000 for the same period in 2001.

At March 31, 2002 SYNSORB's cash balance was $2,320,000 compared to $5,841,000 at December 31, 2001.

Shares of SYNSORB Biotech Inc. trade on the Toronto Stock Exchange in Canada (symbol "SYB") and on Nasdaq in the United States (ticker "SYBBD").


SYNSORB

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include the uncertainty of future alternatives available to the Company, the future of the Company's assets and those factors detailed in the Company registration statement on Form 20F filed with the Securities and Exchange Commission.

For further information regarding SYNSORB, please contact:

Cindy Gray
Manager, Investor Relations
SYNSORB Biotech Inc.
Tel: (403) 270-1315
Fax: (403) 283-5907
Cgray@synsorb.com

Jim Silye
President & CEO
SYNSORB Biotech Inc.
Tel: (403) 283-5900
Fax: (403) 283-5907

www.synsorb.com

[QUARTERLY REPORT FOLLOWS]

SYNSORB Biotech Inc. (Incorporated under the Alberta Business Corporations Act)

(See Note 1)

Balance Sheets (in 000's)

March 31, 2002 and December 31, 2001

	2002 $ (unaudited)	2001 $ (audited)
ASSETS		
Current		
Cash and cash equivalents	**2,320**	5,841
Accounts receivable	**75**	62
Prepaids	**83**	153
	2,478	6,056
Capital assets (Note 1)	**10,759**	10,783
Investments (Note 3)	**4,025**	5,745
	17,262	22,584
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities (Note 1)	**1,941**	4,871
Current portion of long-term debt (Note 4)	**-**	5,910
	1,941	10,781
Alberta Heritage Foundation grant	**387**	387
	2,328	11,168
Shareholders' equity		
Share capital (Note 5)	**84,271**	84,271
Deficit	**(69,337)**	(72,855)
	14,934	11,416
	17,262	22,584

See accompanying notes

SYNSORB Biotech Inc.

Statements of Loss and Deficit (unaudited, in 000's)
Period Ended March 31, 2002 and 2001

	2002 $	2001 $
Revenue		
Interest income	25	225
Other	107	-
	132	225
Expenses		
Research and development	-	2,098
Operating	191	1,381
Interest on long-term debt	71	240
Maintenance of patents	95	-
Amortization	20	271
	377	3,990
Loss before the following	(245)	(3,765)
Gain on the sale of Oncolytics shares (Note 3)	4,077	-
Share of loss from equity investment in Oncolytics	(314)	(382)
Income/(loss) before tax	3,518	(4,147)
Recovery of future income taxes	-	79
Income/(loss) for the period	3,518	(4,068)
Deficit, beginning of period	(72,855)	(49,867)
Deficit, end of period	(69,337)	(53,935)
Basic and diluted income/(loss) per common share (Note 6)	0.71	(0.82)

SYNSORB Biotech Inc.

Statements of Cash Flows (unaudited, in 000's)

Periods Ended March 31, 2002 and 2001

	2002 $	2001 $
Operating Activities		
Income/(loss) for the period	3,518	(4,068)
Add non-cash items		
Amortization	20	271
Share of loss from equity investment in Oncolytics	314	382
Gain on sale of Oncolytics shares (Note 3)	(4,077)	-
Recovery of future income taxes	-	(79)
Change in non-cash working capital balances relating to operating activities	(2,873)	(299)
	(3,098)	(3,793)
Investing Activities		
Proceeds from sale of capital assets	4	(175)
Proceeds from sale of Oncolytics shares (Note 3)	5,483	-
	5,487	(175)
Financing Activities		
Repayment of long-term debt (Note 4)	(5,910)	(621)
	(5,910)	(621)
Decrease in cash and cash equivalents during the period	(3,521)	(4,589)
Cash and cash equivalents, beginning of period	5,841	18,821
Cash and cash equivalents, end of period	2,320	14,232
Cash interest paid	71	240
Cash interest received	24	253
Cash taxes paid	10	6

SYNSORB Biotech Inc.

NOTES TO THE FINANCIAL STATEMENTS
Periods Ended March 31, 2002 and 2001

1. Nature of Operations

Prior to December 10, 2001 SYNSORB Biotech Inc. ("SYNSORB" or "the Company") conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent *C.difficile* associated diarrhea. On December 10, 2001 the Company terminated development of SYNSORB Cd® including its phase III clinical trials and subsequent to this date the Company had no drug in active development. It remains the Company's intention to remain as a going concern, and through possible merger, acquisition, licensing of technology or other transaction, to continue as a public company.

Measurement Uncertainty

As a result of the decision to halt development of SYNSORB Cd®, the Company made provision for future wind-down costs and wrote down the carrying value of its capital assets in its financial statements for the year ended December 31, 2001. These cost provisions and write-downs incorporate estimates of potential costs, market realizations and timing which are uncertain and dependent on factors over which management may have no control. These cost provisions and write-downs have been reviewed as at March 31, 2002. No adjustments to the provision were considered necessary.

Provision for SYNSORB Cd® Trial Wind-Down Costs

A provision for the future wind-down costs of the clinical trials, reduction in staff and elimination of other costs associated with the development of SYNSORB Cd® totaling $3,830,000 was included in the results for the year ended December 31, 2001. As at March 31, 2002 $1,898,000 of this provision remained.

(in thousands of dollars)	**Balance as at Dec 31, 2001**	**Balance as at Mar 31, 2002**
Wind-down cost of SYNSORB Cd® trial	946	631
Staff reductions	1,339	803
Other costs associated with halting SYNSORB Cd® development	1,545	464
Total provision for future wind-down costs of SYNSORB Cd®	**$3,830**	**$1,898**

Impairment of Capital Assets

As part of its drug development activity, in 1998 SYNSORB built a cGMP-compliant manufacturing facility. The Company has determined that continued ownership of its manufacturing facility was unnecessary and the facility and equipment has been advertised for sale. As a result of this action the Company wrote-down the value of its building and manufacturing equipment for the year ended December 31, 2001 to their estimated net realizable value of $8,000,000 and $2,000,000 respectively. No further write down of the facility and related equipment is considered necessary as at March 31, 2002.

2. Summary of Significant Accounting Policies

The interim financial statements of SYNSORB Biotech Inc. ("the Company") have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed for the period ended March 31, 2002 do not differ from those disclosed in the annual report for the year ended December 31, 2001, except for accounting for stock-based compensation. These interim financial statements should be read in conjunction with the annual financial statements of the Company.

On January 1, 2002 the Company adopted the new CICA standard for stock-based compensation. As permitted by CICA the Company has applied this change prospectively for new awards granted on or after January 1, 2002. During the first quarter ended March 31, 2002, the Company did not grant any stock options nor provide any direct awards of stock or stock-based payments. Accordingly, these interim financial statements will not be affected by the new standard.

For Stock options granted to employees and directors on or after January 1, 2002 under stock option plans with no cash settlement features, the Company has chosen to recognize no compensation. However, direct awards of stock to employees and stock and stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are to be determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information will be required in the event stock options are granted or direct awards of stock or stock-based payments are provided.

3. Business Acquisitions and Dispositions

Oncolytics Biotech Inc ("Oncolytics")

On January 22, 2002 the Company terminated the Common Share Purchase Agreement allowing the sale of a maximum of one million common shares in Oncolytics. No payment was made to effect this termination.

On January 31, 2002 the Company sold 1,530,800 freely tradeable shares in Oncolytics for net proceeds of $5,482,880 resulting in a gain on sale of $4,077,000.

As at March 31, 2002 the Company held 4,725,000 common shares of Oncolytics all of which were held in escrow and become freely tradeable in three annual tranches through July 28th, 2004. Subsequent to quarter end, the Company took steps with respect to these shares held in escrow which are described in note 8, Subsequent Events.

4. Long Term Debt

In addition to the regular monthly payment in January on February 5, 2002 the Company prepaid the remaining balance of $838,586 owing under a loan bearing interest at 13.75% per annum and secured by certain intellectual property pledged as collateral. A $10,000 prepayment penalty was incurred.

On March 1, 2002 the Company chose to repay the remaining balance of $4,000,000 under its floating credit facility. The Company had already made two regular payments of $500,000 each in January and February under the revised repayment schedule.

5. Share Capital

Authorized and issued share capital

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

	Number of Common Shares	Amount ($'000s)
Balance, December 31, 2001	39,679,217	84,271
Issued for cash on exercise of options and warrants	-	-
Balance, March 31, 2002	**39,679,217**	**84,271**

Options and Warrants

The Company has issued stock options to acquire common stock through its option plan of which the following are outstanding at March 31, 2002.

	Options	Weighted Average Exercise Price $
Outstanding at end of the year, December 31, 2001	**1,955,521**	**5.11**
Granted during the quarter	-	-
Forfeited during the quarter	(580,087)	4.72
Expired during the quarter	(50,000)	8.50
Outstanding at end of the quarter, March 31, 2002	**1,325,434**	**5.16**
Options exercisable at end of the quarter, March 31, 2002	**1,234,617**	**5.42**

In addition, the Company has granted options and warrants to underwriters and financial institutions pursuant to public offerings and private financings, of which 125,000 warrants (December 31, 2001; 550,000 options and 125,000 warrants) were outstanding at March 31, 2002, with a weighted average exercise price of $5.30 per share (December 31, 2002; $4.20 per share).

6. Income/(Loss) per Common Share

Income/(loss) per common share calculations are based on income/(loss) for the period as the numerator in the calculation and the weighted average number of common shares outstanding during the period as adjusted for the 1 for 8 stock consolidation as described in Note 8, Subsequent Events (March 31, 2002 – 4,959,902, December 31, 2001 – 4,955,156)

7. Class Action Law Suits

A class action statement of claim for violations of Federal securities laws was brought against the Company and its executive officers in the United States District Court, Southern District of New York, on January 17th, 2002. A second action, citing identical particulars, was filed with the same court on February 22, 2002, and three other complaints have since been filed. The Company has advised its insurance carriers with respect to these actions and retained legal counsel. Under terms of its insurance policies, the Company has the obligation to fund $200,000 with respect to legal costs associated with contesting these actions. This amount was paid on March 8, 2002. No accrual has been made in the accounts for any possible outcome of these actions as such an estimate cannot be made at this time.

8. Subsequent Events

Commitments

Subsequent to the quarter end the Company finalized termination of the lease for its head office space in Kensington, Calgary. Effective May 31, 2002 the Company has no further obligations with respect to this lease. The termination fee with respect to the lease was $26,007.

Oncolytics Share Distribution and Company Share Consolidation

On May 7, 2002 approval was received from both the shareholders of the Company and the shareholders of Oncolytics for the distribution of not less then 4,000,000 Oncolytics shares to the shareholders of the Company on a pro rata basis. On May 8, 2002 the Company received approval from the Court of the Queen's Bench of Alberta to distribute these Oncolytics shares and to simultaneously consolidate the outstanding shares of the Company on a 1 for 8 basis. The distribution was made effective May 15, 2002 and the consolidated shares began trading on May 16, 2002. As part of this transaction the Company's holding of 1,500,000 million shares in BCY Life Sciences was transferred to Oncolytics. No value had been assigned to these shares in the accounts of the Company and no gain or loss was recorded as a result of the transaction. The market value of the BCY shares on May 15, 2002 was $300,000.

MATERIAL CHANGE REPORT UNDER

***SECURITIES ACT* (BRITISH COLUMBIA) SECTION 85(1) FORM 27**
***SECURITIES ACT* (ALBERTA) SECTION 146(1) FORM 27**
***THE SECURITIES ACT* (SASKATCHEWAN) SECTION 84(1) FORM 25**
***THE SECURITIES ACT* (MANITOBA)**
***SECURITIES ACT* (ONTARIO) SECTION 75(2) FORM 27**
***SECURITIES ACT* (QUEBEC) SECTION 73**
***THE SECURITIES ACT* (NEWFOUNDLAND) SECTION 76(2) FORM 26**
***SECURITIES ACT* (NOVA SCOTIA) SECTION 81(2) FORM 27**
***SECURITY FRAUDS PREVENTION ACT* (NEW BRUNSWICK)**
***SECURITIES ACT* (PRINCE EDWARD ISLAND)**
***SECURITIES ACT* (NORTHWEST TERRITORIES) SECTION 44**
***SECURITIES ACT* (NUNAVUT) SECTION 44**
***SECURITIES ACT* (YUKON)**

1. **Reporting Issuer:**

   SYNSORB Biotech Inc. ("**SYNSORB**")

2. **Date of Material Change:**

   May 15, 2002

3. **Press Release:**

   A press release was issued May 15, 2002 (as attached).

4. **Summary of Material Change:**

   SYNSORB announced on May 15, 2002 that SYNSORB's common shares ("**SYNSORB Shares**") will be posted for trading at the opening of business on Thursday May 16, 2002 on a one-for-eight consolidated basis. In addition, shareholders who own SYNSORB Shares as at the close of business on Wednesday, May 15, 2002 will be entitled to receive a distribution of Oncolytics Biotech Inc. common shares ("**Oncolytics Shares**") on a pro-rated basis.

5. **Full Description of Material Change:**

   SYNSORB announced on May 15, 2002 that as a result of the plan of arrangement becoming effective, SYNSORB's Shares will be posted for trading at the opening of business on Thursday, May 16, 2002 on a one-for-eight consolidated basis. In addition, shareholders who own SYNSORB Shares as at the close of business on Wednesday, May 15, 2002 will be entitled to receive a distribution of the 4,000,000 Oncolytics Shares currently held by SYNSORB, on a *pro-rata* basis. SYNSORB shareholders will receive 0.8065 of an Oncolytics Share for each 8 pre-consolidated SYNSORB Shares. Holders of the new consolidated shares of SYNSORB will not be entitled to any distribution of Oncolytics shares.

6. **Reliance on Subsection 146(2) of *Securities Act* (Alberta) or equivalent section:**

   N/A

7. OmittedInformation:

N/A

8. SeniorOfficers:

JimSilye,PresidentandChiefExecutiveOfficermaybereachedat403-283-5900.

9. StatementofSeniorOfficer:

Theforegoingaccuratelydisclosesthematerialchangereferredtoherein.

SYNSORBBIOTECHINC.

(signed)JimSilye
JimSilye
PresidentandChiefExecutiveOfficer

ITISANOFFENSEFORAPERSONTOMAKEASTATEMENTINADOCUMENTREQUIRED TOBEFILEDORFURNISHEDUNDERTHESECURITIESACTORTHISREGULATIONTHAT, ATTHETIMEANDINTHELIGHTOFTHECIRCUMSTANCESUNDERWHICHITISMADE, ISAMISREPRESENTATION.

c6044
rfBC-SYNSORB-Updates-Share05-150414
NewsreleaseviaCanadaNewsWire,Calgary403-269-7605

AttentionBusinessEditors:
SYNSORBBiotechInc.UpdatesShareholdersOnConsolidationAnd
DistributionDetails

CompanyAlsoRep ortsUpdateonManufacturingFacilitySale

CALGARY,May15/CNW/-(Nasdaq:SYBB)(TSE:SYB),SYNSORBBiotechInc.
("SYNSORB"),todayannouncedthatasaresultoftheplanofarrangement
becomingeffective,theCompany'scommonshareswillbepostedfortradingat
theopeningofbusinessonThursday,May16,2002onaone-for-eight
consolidatedbasis.

Inaddition,shareholderswhoownSYNSORBsharesasatthecloseof
businessonWednesday,May15,2002willbeentitledtoreceiveadistribution
ofOncolyticsBiotechInc.(TSE:ONC,Nasdaq:ONCY)sharesonapro-rated
basis.SYNSORBshareholderswillreceive0.8065ofanOncolyticssharefor
each8pre-consolidatedSYNSORBshares.SYNSORB'sCUSIPnumberwillalsobe
changedeffectiveMay16,2002to87160V203.Holdersofthenewconsolidated
sharesofSYNSORBwillnotbeentitledtoanydistributionofOncolytics
shares.

SYNSORBalsoannouncedtodaythatthepreviouslyannouncedofferto
purchaseofits30,000squarefootpharmaceuticalmanufacturingfacilityin
Calgarywillnotproceed.Theofferwassubjecttocertainconditionswhich
thepotentialpurchaserfailedtomeet.

"Torealizemaximumvalueforshareholders,itremainsourintentionto
sellthefacilitytoanorganizationthatcanutilizeourstate-of-the-art
plantandequipment,"commentedJimSilye,SYNSORB'sPresident&CEOinmaking
theannouncement."Wewillcontinuetofocusonbiotechorpharmaceutical
manufacturingcompanieswhowouldliketoexpandtheiroperationsintoCalgary
andbenefitfromthe'AlbertaAdvantage'."

SYNSORBBiotechInc.isapubliclytradedcompanylistedonboththe
TorontoStockExchange(symbolSYB)andonNasdaqNationalMarkets(ticker
SYBB).

Thisreleasecontainscertainforward-loo kingstatementswhichinvolve
knownandunknownrisks,delays,uncertaintiesandotherfactorsnotunderthe
Company'scontrolwhichmaycauseactualresults,performanceorachievements
oftheCompanytobemateriallydifferentfromtheresults,performanceor
otherexpectationsimpliedbytheseforward-lookingstatements.Thesefactors
includetheuncertaintyoffuturealternativesavailabletotheCompany,the
futureoftheCompany'sassetsandthosefactorsdetailedintheCompany's
registrationstatementonForm20FfiledwiththeSecuritiesandExchange
Commission.

%SEDAR:00002576E

-0-05/15/2002

/Forfurtherinformation:regardingSYNSORB,pleasecontact:SYNSORB
BiotechInc.,CindyGray,Manager,InvestorRelations,Tel:(403)270-1315,
Fax:(403)283-5907,Cgray(at)synsorb.com;JimSilye,President&CEO,Tel:
(403)283-5900,Fax:(403)283-5907/

(SYB.SYBB)

CO:SYNSORBBiotechInc.
ST:Alberta
IN:MTC
SU:

-30-